Filed by Abitibi-Consolidated Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AbitibiBowater Inc.

Commission File No.: 333-141428

SEC Completes Review of Proxy Materials for Proposed

Abitibi-Consolidated and Bowater Combination

MONTRÉAL, QUÉBEC and GREENVILLE, SOUTH CAROLINA, June 22, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW) announced today that the U.S. Securities and Exchange Commission (SEC) has completed its review of the joint proxy statement/prospectus/management information circular in connection with their proposed business combination. As a result, the definitive joint proxy statement/prospectus/management information circular and related materials will be mailed to shareholders of both companies and to shareholders of Bowater Canada Inc. (TSX: BWX) early during the week of June 25, 2007.

The special meeting of Abitibi-Consolidated shareholders will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montréal, Québec, at 10:00 a.m. Eastern Time on July 26, 2007. As previously announced, shareholders of record at the close of business on June 20, 2007 will be entitled to receive notice of and vote at the Abitibi-Consolidated meeting.

The annual meeting of Bowater stockholders will be held in the Peachtree Auditorium of the Bank of America Plaza, 600 Peachtree Street N.E., Atlanta, Georgia, at 10:00 a.m. Eastern Time on July 26, 2007. As previously announced, stockholders of record at the close of business on June 8, 2007 will be entitled to receive notice of and vote at the Bowater meeting.

In connection with the proposed combination of Abitibi-Consolidated and Bowater, Bowater Canada - an exchangeable share Canadian public subsidiary of Bowater - will also hold a special meeting of its shareholders in order to approve certain amendments to Bowater Canada's articles required to facilitate and implement the combination. The special meeting of Bowater Canada shareholders will be held on July 25, 2007, at Fairmont The Queen Elizabeth Hotel, Salon St-Laurent, 900 Boulevard René-Lévesque West, Montréal, Québec, at 9:30 a.m., Eastern Time. As previously announced, shareholders of record at the close of business on June 20, 2007 will be entitled to receive notice of and vote at the Bowater Canada meeting.

The combined company, which will be called AbitibiBowater Inc., will be the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located mainly in Eastern Canada and the Southeastern U.S. It will be among the world's largest recyclers of newspapers and magazines.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

About Bowater Incorporated

Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns 10 sawmills. Bowater's operations are supported by approximately 763,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world's largest consumers of recycled newspapers and magazines.

Contacts

Investors: Abitibi-Consolidated Francesco Alessi (514) 394-2341 falessi@abitibiconsolidated.com	Investors: Bowater Duane A. Owens (864) 282-9488
Media: Abitibi-Consolidated Dennis Leclerc (514) 394-3601 dennis_leclerc@abitibiconsolidated.com	Media: Bowater Kathleen M. Bennett (864) 282-9452

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated's Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on

Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 filed with the SEC by Bowater on April 30, 2007 and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and will be filed with the SEC on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus/management information circular and other relevant materials filed or to be filed with the SEC and the Canadian securities regulatory authorities.